Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Akzo Nobel N.V.
SEC File Number: 000-17444
Date: March 23, 2017

PPG at a Glance

At PPG, our 47,000 employees around the world work every day to "protect and beautify the world" by developing and delivering paints, coatings and specialty materials that our customers have trusted for more than 130 years. Through dedication and creativity, we solve our customers' biggest challenges, collaborating closely to find the right path forward. PPG has a long heritage of and commitment to innovation, sustainable product development and community engagement.

5%
Average growth in net sales from continuing operations

5%
Average growth in global employee population

1%
Average growth in EMEA paints and coatings employee population

$7.5B
Cash deployed on acquisitions and share repurchases

Significant presence in the Netherlands

- Origins of current businesses in the Netherlands date back nearly **300 years**
- Nearly 1,000 employees
- **Facilities in Tiel, Delfzijl, Amsterdam, Uithoorn and Den Bosch**
- Acquired SigmaKalon in 2008
- **Partnered with Amsta Karaad residential care facility in Amsterdam to beautify the organization's Overtoom facility in 2015 through a COLORFUL COMMUNITIES™ project**
- Marked the completion of a significant investment to increase production capacity at Delfzijl facility in October 2016

Our people

- 47,000 employees around the world, growing at an average rate of approximately 5 percent per year*
- Nearly 15,000 employees in Europe, Middle East and Africa (EMEA), growing at an average rate of nearly 1 percent per year*

We protect and beautify the world

- The successful integration of more than 50 acquisitions over the last 10 years has accelerated the portfolio evolution to be a leading global coatings and specialty materials company. Milestone acquisitions: SigmaKalon (2008), AkzoNobel N.A. Architectural (2013), Comex (2014)
- Global supplier of paints and coatings, aerospace, optical, fiberglass and specialty materials
- Founded in 1883
- Headquartered in Pittsburgh, Pennsylvania, with operations in more than 70 countries
- Annual revenues of $14.8 billion from continuing operations
- Current market capitalization of approximately $26 billion
- More than 150 manufacturing facilities across the world
- 45 plants across 15 countries in Europe
- Fortune 500: Ranked 182
- 2017 *Fortune* World's Most Admired Company in the chemicals sector

A leader in our communities

- Every day, PPG collaborates with employees and community partners to make our vision of bringing color and brightness to communities a reality
- We dedicate our financial resources, apply our products and use the energy from our passionate employee volunteers to address the needs of our communities and transform lives
- In 2016, we supported hundreds of community organizations across 25 countries, including 15 COLORFUL COMMUNITIES™ projects (2015-2016) throughout Europe, with another 15 projects identified for 2017
- Our signature program is our *Colorful Communities* initiative, which increases our commitment to invest in communities and supports projects that transform community spaces, providing PPG volunteers and donated PPG products
- Since the program's launch, PPG employee volunteers completed nearly 60 *Colorful Communities* projects, positively impacting 1.8 million people

The financials highlighted in the left column and those marked with an asterisk are based on the period 2012-2016

PPG at a Glance

146%
Total shareholder return over the last five years

$1.9B
Dividends paid

7%
Average growth in dividends per share

$3.6B
Share repurchases

$470MM
Average annual investment in research and development from continuing operations

An industry leader in innovation

- Average investment of $470 million annually* in research and development, representing more than 3 percent of net sales from continuing operations
- Over 3,500 technical employees at more than 100 global locations

Delivering industry leading financial results

- $14.8 billion in net sales from continuing operations in 2016, growing an average of approximately 5 percent per year*
- $4.3 billion of EMEA net sales from continuing operations in 2016, growing an average of 2 percent per year* in Euros
- Earnings per diluted share from continuing operations is flat* as reported
- $7.5 billion* in cash deployed on acquisitions and share repurchases
- $1.9 billion* in cash and short-term investments as of December 31, 2016
- 2016 annual report
- For additional financial information, please see PPG's fourth quarter and full year 2016 earnings presentation

A strong commitment to sustainability

- More than 30 percent of net sales from sustainable products, an increase of 50 percent since 2012
- Reduced energy intensity 23 percent since 2012
- Reduced greenhouse gas emissions intensity 17 percent since 2012
- Reduced injury and illness rate 26 percent since 2012
- More than 70 percent of facilities have implemented wellness programs

Source: PPG's most recent corporate sustainability report, reflecting 2015 performance

A proven record of creating shareholder value

- Outperformed industry peer group and S&P 500 in total shareholder return over the last five years – 146 percent
- Uninterrupted annual dividends since 1899 – Paid approximately $1.9 billion in dividends*, 45 consecutive years of increased annual per share payouts
- Dividends per share – over 7 percent average growth per year*
- Share repurchases total nearly $3.6 billion*, approximately $900 million on average per year*

The financials highlighted in the left column and those marked with an asterisk are based on the period 2012-2016

This is a public announcement by PPG pursuant to the provisions of the Decree on Public Takeover Bids (Besluit openbare biedingen Wft) of the Netherlands in connection with a potential voluntary public offer by PPG for all the issued and outstanding ordinary shares in the capital of AkzoNobel. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.
Forward-Looking Statements
This communication contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (the “SEC”). The forward-looking statements contained in this communication include statements about the proposed acquisition of AkzoNobel N.V. (“AkzoNobel”) by PPG (such proposed acquisition, the “Transaction”) and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: whether an agreement in respect of the Transaction will be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction and whether AkzoNobel’s management or supervisory boards will endorse the Transaction; the effect of the announcement of the Transaction on the ability of PPG and AkzoNobel to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers; the timing of the proposed Transaction; the satisfaction of any conditions to the completion of the Transaction and other risks related to the completion of the Transaction and actions related thereto; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, future credit ratings, future prospects; business and management strategies; the expansion and growth of PPG’s and AkzoNobel’s operations; PPG’s ability to integrate AkzoNobel’s business successfully after the closing of the Transaction and to achieve anticipated synergies and benefits; and the risk that disruptions from the Transaction will harm the combined companies’ business. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information About the Proposed Transaction and Where To Find It
An agreement in respect of the Transaction described in this communication has not yet been executed, and this communication is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the SEC and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website http://www.sec.gov, or from PPG’s website http://investor.ppg.com/.
Distribution of this announcement
The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, PPG disclaims any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither PPG, nor any of its advisors assumes any responsibility for any violation by any person of any of these restrictions. Any shareholder who is in any doubt as to its position should consult an appropriate professional advisor without delay.
Participants in the Solicitation
This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2017 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s website http://investor.ppg.com/.
Trading in AkzoNobel ordinary shares or PPG common stock:
To the extent permissible under applicable law or regulation, PPG and its affiliates or brokers (acting as agents for PPG or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the intended offer, directly or indirectly purchase, or arrange to purchase, ordinary shares in the capital of AkzoNobel that are the subject of the intended offer or common shares in the capital of PPG that will be offered as part of the consideration in relation to the intended offer. To the extent information about such purchases or arrangements to purchase is made public in the Netherlands, such information will be disclosed by means of a press release to inform shareholders of such information, which will be made available on the website of PPG. In addition, financial advisors to PPG may also engage in ordinary course trading activities in securities of AkzoNobel or PPG, which may include purchases or arrangements to purchase such securities.